[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

Direct Line: (212) 859-8689
Fax: (212) 859-4000
joshua.wechsler@friedfrank.com

April 6, 2018

VIA EDGAR

Justin Dobbie
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Grindrod Shipping Holdings Ltd.

Amendment No. 1 to
Draft Registration Statement on Form 20-F (File No. 377-01880)
Submitted March 8, 2018

Dear Mr. Dobbie:

This letter sets forth the response of Grindrod Shipping Holdings Ltd. (the “Company”) to the comment letter, dated March 22, 2018, of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form 20-F, submitted confidentially on March 8, 2018 (File No. 377-01880) (the “Draft Registration Statement”). The Company also publicly filed its Registration Statement on Form 20-F on March 23, 2018 (File No. 001-38440) (the “Registration Statement”). Concurrently with this correspondence, the Company is publicly filing Amendment No. 1 to its Registration Statement on Form 20-F (the “Amended Registration Statement”). References to page numbers in this letter refer to the pagination of the Amended Registration Statement. To facilitate your review, we have reproduced the Staff’s comments below with the response to a particular comment set out immediately below the comment. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

Information on the Company, page 44

Business Overview, page 44

Employment of Our Fleet, page 50

Commercial Pools, page 50

1.              We note your response to our prior comment 14 and that your registration statement includes disclosure regarding how pools generally operate. Please revise to describe how each of the pools your ships operate in determine pool points and distribute net earnings and generally how your ships compare to the other vessels in each pool with respect to the variables upon which net earnings are distributed.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 51 of the Amended Registration Statement to describe how each of the pools in which the Company’s ships operate determine pool points and distribute net earnings. In terms of how the Company’s vessels compare to other vessels in each pool with respect to the variables upon which net earnings are distributed, the Company has revised the disclosure on pages 50 and 51 of the Amended Registration Statement to indicate that all of the vessels in each respective pool are generally similar in terms of pool point allocations, but that the number of days a vessel is available to earn revenue for each pool varies on the basis of when a vessel enters or exits such pool or upon the occurrence of other events such as drydocking or repairs. In addition, the Company has revised the disclosure on pages 50 and 51 of the Amended Registration Statement to reflect that, in light of the foregoing, this results in all vessels in each pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

Liquidity and Capital Resources, page 80

2.              We note your response to our prior comment 12 and reissue in part. Please revise to disclose the fixed option prices of the five vessels.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Amended Registration Statement to provide the range of the minimum and maximum fixed option prices as of December 31, 2017 at which the Company could, at its option, elect to acquire the five vessels. This range reflects the current option prices for those option periods that have commenced and the option prices at the earliest possible date of exercise for exercise periods that have not yet commenced. The Company respectfully advises the Staff that disclosure of the individual fixed option price corresponding to each vessel could place the Company at a competitive disadvantage with respect to the acquisition and disposal of vessels in the resale and second-hand markets, as it would provide other industry participants with information as to the valuation of particular vessels or classes of vessels.  The range of fixed option prices has been added to page 85 of the Amended Registration Statement to provide an understanding of the potential maximum capital expenditures in respect of these purchase options should the Company elect to exercise one or more such options.

Directors, Senior Management and Employees, page 87

Directors, page 87

3.              We note your response to our prior comment 19 that “Mr. Quah has represented to [you] that he will make appropriate declarations of any conflict of interest that may arise and abstain accordingly from any deliberations or voting with respect to any related matters.” Please revise to disclose Mr. Quah’s representation regarding the handling of potential conflicts of interest.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Amended Registration Statement.

Compensation of Directors and Senior Management, page 89

4.              We note your response to our prior comment 20 and reissue in part. Please disclose the executive compensation paid to your senior management in the most recently completed fiscal year pursuant to Item 6.B of Form 20-F. In this regard, we note that Mr. Wade, your chief executive officer, serves as the chief executive officer of Parent’s shipping business, which is the business that is being spun off, and that Mr. Griffiths, your chief financial officer, serves as chief financial officer of Parent’s shipping business. Therefore, it appears that the executive officers of the shipping business are the same before and after the spin-off, that they provided the same types of services to Parent as they will provide to you, and that they appear to provide no additional services as executive officers to Parent.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Amended Registration Statement.

Related Party Transactions, page 93

5.              We note your response to our prior comment 21 and reissue in part. Please identify which of your loan agreements are with related parties.

The Company respectfully advises that Staff that an errant cross-reference under the heading “Related-Party Transactions” in the Draft Registration Statement read, “For a description of our material loan agreements, see ‘Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements’”.  As none of the Company’s loans described in that section are with related parties, such cross-reference was removed from page 100 of each of the Registration Statement and Amended Registration Statement. The Company further advises the Staff that the Company’s loan agreements with related parties are disclosed under the headings “Item 4. Information on the Company—Business Overview—Our Joint Ventures”, “Item 5 Operating and Financial Review and Prospects—Off Balance Sheet Arrangements” and Note 10 to our combined financial statements, as indicated under the heading “Related Party Transactions” in the Amended Registration Statement.

Notes to Financial Statements, page F-10

3 Critical Accounting Judgments and Key Sources of Estimation Uncertainty, page F-29

(ii) Key sources of estimation uncertainty, page F-30

Ship life, residual value and impairment, page F-31

6.              We note from your revised disclosure to prior comment 24 that you have included growth rates of drybulk carriers from 8-35% in upcoming years and rates of 6-9% for the tanker business. Please tell us the basis for your growth assumptions in light of your discussion of the industry’s outlook in your risk factor section.

The Company respectfully advises the Staff that as disclosed in the risk factor section of the Amended Registration Statement, the shipping industry is cyclical with high volatility in charter rates and profitability. The degree of charter rate volatility among different types of carriers has varied widely.  Accordingly, the Company has disclosed the volatility in the risk factor section by referring to the Baltic Dry Index (“BDI”) and the Baltic Clean Tanker Index (“BTCI”) as reference points.

The BDI is an index of daily average charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market.  The BCTI is an index of daily average of charter rates for key clean tanker routes published by the Baltic Exchange Limited, which has long been viewed as a main benchmark to monitor the movements of the clean tanker vessel charter market and the performance of the entire clean tanker shipping market.

The growth rates of 8-35% in the forecasted charter rates used in the Company’s impairment assessment for drybulk carriers were based on published time charter rates obtained from a third party service provider and after considering the movements in BDI, which has fluctuated in recent years, having reached 290 in 2016, the lowest level it has ever reached, and 1,257 during the year ended December 31, 2016.

The growth rates of 6-9% in the forecasted charter rates used in the impairment assessment for the tanker business were based on the average historical charter rates adjusted for inflation and after considering the movements in BCTI which has fluctuated to 346, nearly the lowest level it has ever reached, and 719 during the year ended December 31, 2016.

7.              We note that you have provided a sensitivity analysis for possible changes to estimated charter rates and discount rates used in management’s assessments. Please tell us the quantified impact of these changes to your analysis.

The Company respectfully advises the Staff that the disclosure on page F-33 of the Amended Registration Statement does not represent a sensitivity analysis for possible changes to estimated charter rates and discount rates used in management’s assessments.  Rather, the analysis is intended to present a breakeven analysis illustrating the decrease in charter rates or increase in discount rates that would result in the recoverable amount of each ship falling below its carrying amount.  As noted in the response to Comment 6 above, the Company forecasts charter rates in its impairment analysis based on published time charter rates obtained from a third party service provider which is factored in to the consideration of movements in the BDI and BCTI.  These estimated charter rates are further applied to each ship when determining the recoverable amount for impairment analysis.  Given the high volatility of the drybulk and tanker markets, the Company believes that presenting a breakeven analysis in the financial statements is more meaningful as it would allow investors to determine the decrease in the charter rate and the increase in the discount rate that would result in the recoverable amount of each ship to be at risk of impairment.  The Company further discloses that such estimated decreases in charter rates and increases in discount rates are presented as a range for bulk carriers and chemical tankers as each ship within those categories have different charter rates and discount rates which are used by the Company in its impairment analysis.

The Company views the current breakeven analysis to be more meaningful as it is not realistic to determine what would constitute a meaningful change to estimated charter rates and discount rates in such highly volatile markets and accordingly, the quantified impacts of specific alternative charter and discount rates are not disclosed.

36 Contingent Liabilities, page F-67

8.              We note multiple guarantee contracts. Please tell us where these guarantees are reflected in your financial statements. To the extent you have not recorded amounts, please tell us your accounting under IAS 37 for such contracts.

In response to the Staff’s comment, the Company respectfully advises that the Company’s guarantee contracts are reflected in Note 36 to the Company’s combined financial statements included in the Amended Registration Statement, as follows:

“(a)                          Guarantee from the Group for a joint venture loan from a financial institution”

This is a financial guarantee provided by the Group to Mitsui for the financial guarantee given by Mitsui to the lender for 100% of the loan amount. As part of the guarantee agreement, the Company has agreed to provide a guarantee to Mitsui for 51% of any amounts to be paid by Mitsui under Mitsui’s guarantee to the lender.

The Company respectfully advise the Staff that financial guarantee contracts are accounted in accordance with IFRS 4 Insurance Contracts and are measured initially at cost and thereafter, in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.  The Company has already revised the disclosure to disclose the accounting policy on pages F-30 of the Registration Statement filed on March 23, 2018.  As at December 31, 2017, 2016 and 2015, no provision is required to be recognized by the Company under IAS 37 as a call under the counter guarantee was determined to be not probable.

“(b)                          Guarantees from Grindrod Shipping Pte. Ltd. for its joint venture’s ship management agreements”

This is a guarantee provided in respect of our joint venture, IM Shipping Pte. Ltd., for the performance by the joint venture of its liabilities and responsibilities under the respective ship management agreement entered by the joint venture with a third party ship management company.  As at December 31, 2016 and 2017, the Company has not recorded any provision under IAS 37 as it determined that a call under the performance guarantee to be not probable.

“(c)                           Guarantees from Grindrod Shipping Pte. Ltd. for shipbuilding contracts in the subsidiaries owned by the joint venture, IVS Bulk Pte Ltd”

These are the guarantees provided for performance of the subsidiaries owned by the joint venture for their liabilities and responsibilities under the shipbuilding contracts, the last of which expired in January 2017 when the last bulk carrier was delivered.  As at December 31, 2016 and 2015, the Company did not record any provision under

IAS 37 in relation to these performance guarantees as a call under any of them was determined to be not probable.

“(d)                          Financial support from the Grindrod Shipping Pte. Ltd. and its subsidiaries to its joint ventures”

These relate to the financial support letters provided or to be provided to our joint ventures to enable the companies to meet their respective obligations as and when they fall due for at least 12 months from the date of signing of their respective financial statements for the financial years ended December 31, 2017, 2016 and 2015.  The company did not record any provision as these financial support letters do not represent legally enforceable obligations under IAS 37 and management of the Company is of the view that it is not probable that the Company would be required to provide any additional funding to the joint ventures to repay its external loans when they become due.

“(e)                           Guarantees from Grindrod Shipping Pte. Ltd. for a joint venture loan from a financial institution”

This is a financial guarantee provided to the lender for up to 50% of the scheduled interest and principal payments (excluding any balloon payments at maturity) under the loan entered into by Leopard Tankers Pte. Ltd. (‘‘Leopard Tankers’’) and an undertaking to the lender to ensure a minimum working capital balance of US$250,000 for each of the vessels held by Leopard Tankers (but in no event are we required to provide more than 50% of such working capital shortfall).  As at December 31, 2017, the Company has not recorded any provision in relation to these guarantees as it does not view such payout to be probable under IAS 37.

Should you have any questions or comments with respect to this filing, please call Joshua Wechsler at (212) 859-8689 or Meredith Deutsch at (212) 859-8533.

Sincerely,

/s/ Joshua Wechsler
Joshua Wechsler

cc:                                Martyn Wade (Grindrod Shipping Holdings Pte. Ltd.)
Stephen Griffiths (Grindrod Shipping Holdings Pte. Ltd.)
Meredith Deutsch (Fried, Frank, Harris, Shriver & Jacobson LLP)